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                                                 Exhibit (a)(7) to Schedule TO-T
                                                 -------------------------------

                     Shaner Hotel Group Limited Partnership
                             Corporate Headquarters
                                1965 Waddle Road
                       State College, Pennsylvania 16803

                                 April 3, 2002


Dear Fellow Shareholder:

     We are one of Interstate's largest public shareholders with approximately 6% of its Class A Common shares. We are making this offer to increase our investment in the Company because we believe in its long-term value with our input. Our offer will give you the chance to sell a portion of your shares at a premium over recent market value and still retain an interest in Interstate's future growth. When our offer is completed, we will own approximately 51% of the Class A Common shares which will align our interests with yours.

     Our Premium Offer. Enclosed is our formal offer to buy 2,465,322 shares of Interstate's Class A Common Stock for $3.00 per share. This is a significant premium over recent market prices.

     Our offer is subject to two important conditions.

     1.   A minimum of 2,465,322 shares are tendered.

     2.   Removal of Interstate's poison pill.

     The Company's board of directors has several times refused to discuss a shareholder-friendly transaction with us. We are therefore forced to take our case directly to you. Interstate's poison pill, which was not approved by its shareholders, stands in the way of our completing a purchase of your shares. The poison pill is summarized on page 3 of the enclosed offer to purchase and described in detail on pages 32-34. Hopefully, the Company will remove the poison pill and allow you to take advantage of our offer. If more than 2,465,322 shares are tendered, we will purchase only that number on a pro rata basis.

     Tell the board of directors that you want to accept our premium offer. Please tender your shares by completing the enclosed Letter of Transmittal and mailing it along with your stock certificate to the Depositary. If your shares are held through a broker, dealer or other nominee, your shares can be tendered by your nominee through the Depository Trust Company. Then, tell the board to remove the poison pill. You may contact the board through Interstate's executive offices at Foster Plaza Ten, 680 Andersen Drive, Pittsburgh, Pennsylvania 15222, 412.937.0600.

     Act Now. We believe that our offer is in your best interest and encourage you to tender your shares prior to the expiration of our offer scheduled to expire on May 10, 2002.

     If you need help tendering your shares, please call our information agent, N.S. Taylor & Associates, Inc. toll-free at 866.470.4500.

                                            Sincerely,

                                            /s/ Lance T. Shaner
                                            Lance T. Shaner
                                            Chairman and Chief Executive Officer